Via Facsimile and U.S. Mail
Mail Stop 6010

February 7, 2008

Mr. Richard Houghton
Chief Financial Officer
Aspen Insurance Holdings Ltd
Maxwell Roberts Building
1 Church Street
Hamilton, Bermuda HM11

Re: Aspen Insurance Holdings Ltd.
Form 10-K for the Year Ended December 31, 2006
Filed February 22, 2007
File No. 001-31909

Dear Mr. Houghton:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                                        Sincerely,

                                                        Joel Parker
                                                        Accounting Branch Chief